CERULEAN GROUP, INC.

Krizikova 22, Prague 8, 18600, Czech Republic

March 20, 2013

Ms. Allicia Lam

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re: Cerulean Group, Inc.

        Amendment No. 1 to Registration Statement on Form S-1

        Filed February 6, 2013

         File No. 333-185891

Dear Ms. Lam,

We received your letter dated February 28, 2013, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 2 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Amendment No.1 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on February 28, 2013:

 General

1. Your response to prior comment 3 states that you have “devoted a significant amount of time to form the company and to develop its business plan” and as such, you do not believe Cerulean is a shell company. Please provide us with additional facts and analysis in support of your assertion that Cerulean is not a shell company, addressing specifically the definition of the term “shell company” in Securities Act Rule 405. In this regard, please explain in greater detail the specific actions that you have taken in furtherance of your business plan additionally describing any related expenses incurred in connection with these actions. In addition, tell us how you concluded that the steps taken to date are sufficiently significant to constitute greater than “nominal” operations under the Rule 405 definition, and refer us to any regulatory guidance upon which you are relying in this regard.

Response: We do not believe that the registrant is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Based on our representations and the disclosure in the registration statement, management is of the opinion that the registrant would not be deemed as a shell company, for the following reasons:

1.   From inception, the registrant’s management has devoted a significant amount of time to form the company, develop its business plan, research the potential market, raising of capital and execution of its independent contractor agreement. Or sole officer and director has researched and analyzed the existing Internet market for self-travelers and backpackers, and as a result she has come to conclusion that there is a demand for a website for self-travelers and backpackers, and that there is opportunity to build a profitable business. Ms. Didenko has developed business plan and plan of operations. To implement our plan of operations we require a minimum of $25,000 for the next twelve months as described in our Plan of Operations. In order to raise capital we are offering for sale a total of 5,000,000 shares of common stock at a fixed price of $0.02 per share. We have raised $8,000 from selling shares to our sole officer and director to cover registration costs. Ms. Didenko also identified an independent contractor who will develop our website. As of today we had operating expenses of $8,376.

2.     Since inception, the registrant has actively pursued its business plan, which is inconsistent with the business plan of a shell company.  As described in the registration statement, the registrant intends to develop and operate a website for self-travelers and backpackers. The registrant does not intend to solely engage in any activities, which would be consistent with the business plan of a shell company.

3.     Even though our sole director devotes limited time to the company she has specific background experience in a business similar to ours as stated in the S-1.

4.     In furtherance of the registrant’s planned business, our management is currently working on concept and structure of our web-site.

The Registrant believes that such activities and the various other activities it has undertaken in the furtherance of its planned business are sufficiently significant to constitute greater than “nominal” operations under the Rule 405 definition, therefor Cerulean Group, Inc. can be classified as “shell company”.

Prospectus Summary, page 5

2. We note your added disclosure in response to prior comment 5. Please revise to clarify when you intend on paying the retainer to Mr. Ivanov and when Mr. Ivanov will begin work on the development of the website.

Response: We have revised to clarify that we will pay $ 2,000 as a retainer to the contractor in 2nd-4th months upon completion of this offering, and that the contractor, Mr. Ivanov, agrees to deliver the final version of the website no later than 4 months after receiving the retainer payment; therefore, we expect our website to be operational in the 6th-8th months upon completion of this offering.

Risk Factors

Risks Associated to Our Business

Our reporting obligations under Section 15(d) of the Securities Exchange Act of 1934…, page 10

3. We note your response to prior comment 7 and your added disclosure that suspension of your obligation to file reports under Section 15(d) may decrease your common stock’s liquidity. However, given your statement on page 10 that you intend to apply to have your common stock quoted on the OTC Bulletin Board, please address in this risk factor how the automatic suspension of Section 15(d) of the Exchange Act would affect your ability to have the price of your securities quoted on the OTC Bulletin Board.

Response: In response to this comment we have added the following disclosure:

We intend to apply to have your common stock quoted on the OTC Bulletin Board. NASD Rule 6530, also known as the Eligibility Rule, requires that an issuer be current in its required periodic financial reports in order to be eligible for quotation on the OTCBB. Automatic suspension of Section 15(d) of the Exchange Act will be the cause of our inability to apply for quotation on the OTC Bulletin Board. If we fail to have our common stock quoted on a public trading market, your common stock will not have a quantifiable value and it may be difficult, if not impossible, to ever resell your shares, resulting in an inability to realize any value from your investment.

Exhibits

Exhibit 5.1

4. The opinion states that counsel was “not engaged to prepare any portion of the Registration Statement, and although we have reviewed the Registration Statement for the purpose of writing the opinions contained herein.” Additionally, the opinion states that in conducting the examination of documents executed by parties other than the Company, counsel assumed that “such parties had the power, corporate, limited liability company or other, to enter into and perform all obligations.” As it currently reads, the meaning of the sentences are unclear. Please revise accordingly.

Response: The opinion has been revised in accordance with the comments of the commission.

Exhibit 23.1

5. Please file an updated consent from your independent registered public accounting firm with your next amendment.

Response: We have filed an updated consent from our independent registered public accounting firm with the Amendment No. 2 to S-1 Registration Statement.

Please direct any further comments or questions you may have to us, at ceruleangroup@gmail.com

Thank you.

Sincerely,

/S/ Olesya Didenko

Olesya Didenko, President

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